UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 30, 2018

Xcerra Corporation

(Exact name of registrant as specified in its charter)

Massachusetts	000-10761	04-2594045
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

825 University Avenue Norwood, Massachusetts	02062
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (781) 461-1000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

At the special meeting (the “Special Meeting”) of stockholders held on August 30, 2018, the stockholders of Xcerra Corporation (“Xcerra” or the “Company”) voted on the proposals set forth below. The proposals are described in detail in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on July 30, 2018. The voting results regarding each proposal, as determined by Computershare Trust Company N.A., the Company’s Inspector of Election, are set forth below. There were 54,914,881 shares issued and outstanding on the record date for the Special Meeting and entitled to vote thereat, and 71.8% of such shares were represented in person or by proxy at the Special Meeting, which number constituted a quorum.

Proposal No. 1: Approval of the Agreement and Plan of Merger (the “Merger Agreement”), dated May 7, 2018, by and among Cohu, Inc., a Delaware corporation (“Cohu”), Xavier Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Cohu (“Merger Sub”), and Xcerra, and the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Cohu pursuant thereto (the “Merger Proposal”).

The Merger Proposal was approved by the requisite vote of the Company’s stockholders.

For	Against	Abstain	Broker Non-Votes
38,587,146	102,444	714,202	0

Proposal No. 2: Approval of any proposal to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Agreement at the time of the Special Meeting.

For	Against	Abstain	Broker Non-Votes
36,886,089	1,809,287	708,416	0

Adjournment of the Special Meeting was deemed not necessary or appropriate because there was a quorum present and there were sufficient proxies at the time of the Special Meeting to approve the Merger Proposal.

Proposal No. 3. Approval, by non-binding, advisory vote, of compensation that will or may become payable to Xcerra’s named executive officers, in connection with the Merger.

For	Against	Abstain	Broker Non-Votes
25,844,796	12,301,353	1,257,643	0

Item 8.01	Other Events.

On August 30, 2018, Xcerra and Cohu issued a joint press release announcing the results of their respective stockholder meetings. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint press release, dated August 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

XCERRA CORPORATION

Dated: August 30, 2018	/s/ David G. Tacelli
Name: David G. Tacelli
Title: President and Chief Executive Officer